# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SYNAPTICS Inc, CIK 0000817720
CUSIP: 87157D109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1109 MCKAY DRIVE, SAN JOSE, California (CA), 95131-1706
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-001383
Filed by CIK 0000940594

## Reporting persons
- Orbis Investment Management Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); sole voting power 1,833,523; shared voting power 0; sole dispositive power 1,833,523; shared dispositive power 0; aggregate amount beneficially owned 1,833,523 (4.8% of the class)

## Item 1. Issuer
Name of issuer: SYNAPTICS Inc
Address of issuer's principal executive offices:
1109 MCKAY DRIVE, SAN JOSE, CALIFORNIA
95131-1706

## Item 2. Person Filing
Name of person filing: Orbis Investment Management Limited
Address of principal business office or, if none, residence:
25 Front Street
Hamilton HM11, Bermuda
Citizenship: Orbis Investment Management Limited - BERMUDA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Equivalent to IA.

## Item 4. Ownership
Amount beneficially owned: 1,833,523
Percent of class: 4.8
Sole power to vote or to direct the vote: Orbis Investment Management Limited - 1,833,523
Shared power to vote or to direct the vote: Orbis Investment Management Limited - 0
Sole power to dispose or to direct the disposition: Orbis Investment Management Limited - 1,833,523
Shared power to dispose or to direct the disposition: Orbis Investment Management Limited - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Orbis Investment Management Limited: Matt Gaarder, Attorney-in-Fact (08/14/2025)